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                                                                       EXHIBIT 9


Contact: Doug Robinson - Investor Relations       Bob Gordon - Public Relations
         (516) 342-2745                           (516) 342-2391
         dougr@mail.cai.com                       bobg@cai.com

                COMPUTER ASSOCIATES COMMENCES TENDER OFFER FOR
                    PLATINUM TECHNOLOGY INTERNATIONAL, INC.

ISLANDIA, N.Y., April 2, 1999--Computer Associates International, Inc. (NYSE:
CA) announced that HardMetal, Inc., a wholly-owned merger subsidiary of CA, commenced a tender offer today for all of the outstanding shares of Platinum TECHNOLOGY International, INC. (NASDAQ: PLAT) common stock (including the associated Rights) at a price of $29.95 per share, net to the seller in cash.

The offer is being made pursuant to the Agreement and Plan of Merger dated as of March 29, 1999 among CA, HardMetal, Inc. and Platinum TECHNOLOGY International, INC. ("Platinum"). It is conditioned, among other things upon a number of shares being tendered and not withdrawn such that, upon consummation of the offer, CA and its affiliates will beneficially own in the aggregate not less than a majority of the shares on a fully diluted basis. The offer will expire at 12:00 midnight, New York City time, on Thursday, April 29, 1999, unless the offer is extended.

The Board of Directors of Platinum TECHNOLOGY International, INC. has unanimously approved the offer and the Merger Agreement and has unanimously recommended that stockholders of Platinum TECHNOLOGY International, Inc. accept the offer.

The information agent for the offer is MacKenzie Partners, Inc. 156 Fifth Avenue, New York, NY 10010, telephone (212) 929-5500 or (800) 322-2885.

PLATINUM provides software products and consulting services that help Global 10,000 companies manage and improve their IT infrastructures-including systems and database management, e-commerce, application infrastructure management, data warehousing, knowledge management, decision support, and year 2000 reengineering. The 12-year-old company has more than 120 officers across six continents.

Computer Associates International, Inc. (NYSE: CA), the world leader in mission-critical business computing, provides software, support and integration services in more than 100 countries around the world. CA has more than 13,000 employees and had revenue of $5.1 billion in calendar year 1998.

For more information about CA, please call 516-342-5224 or email info@cai.com. CA's World Wide Web address is www.cai.com.

All referenced product names are trademarks of their respective companies.

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